UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

National Western Life Group, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

638517102

(CUSIP Number)

MICHAEL GORZYNSKI

595 Madison Avenue, 30th Floor

New York, NY 10022

(646) 274-9610

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 638517102

1	NAME OF REPORTING PERSON

Percy Rockdale LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 638517102

1	NAME OF REPORTING PERSON

Continental General Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		182,444
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

182,444
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IC

3

CUSIP No. 638517102

1	NAME OF REPORTING PERSON

Continental Insurance Group, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		182,444
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

182,444
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 638517102

1	NAME OF REPORTING PERSON

Continental General Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		182,444
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

182,444
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 638517102

1	NAME OF REPORTING PERSON

Michael Gorzynski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		188,444
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

188,444
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

188,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 638517102

Item 1.	Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) relates to the Class A Common Stock, $0.01 par value per share (“Common Stock” or “Shares”), of National Western Life Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 10801 N. Mopac Expressway, Building 3, Austin, Texas 78759.

Item 2.	Identity and Background.
(a)	This Statement on Schedule 13D is being filed by the following persons (collectively, the “Reporting Persons”):
(i)	Percy Rockdale LLC, a Michigan limited liability company (“Percy Rockdale”);
(ii)	Continental General Insurance Company, a Texas domiciled life and health insurance company (“CGIC”);
(iii)	Continental Insurance Group, Ltd., a Delaware corporation (“CIG”);
(iv)	Continental General Holdings LLC, a Michigan limited liability company (“CGH”); and
(v)	Michael Gorzynski, a natural person (“Mr. Gorzynski”).

(b)       The principal business address for each of Percy Rockdale and Mr. Gorzynski is 595 Madison Avenue, 30th Floor, New York, New York 10022. The principal business address for each of CGIC, CIG and CGH is 11001 Lakeline Blvd., Ste. 120, Austin, Texas 78717.

(c)       Percy Rockdale and CGIC each hold shares of Common Stock of the Issuer that are the subject of this statement. The principal business of Percy Rockdale is to invest in securities. The principal business of CGIC is to serve as a licensed life, accident and health insurer that administers closed insurance blocks. The principal business of CIG is to serve as the parent operating company of CGIC, by servicing closed blocks of long-term care, life, annuity, and other accident and health insurance policies. The principal business of CGH is to serve as an investment holding company and sole owner of CIG. Mr. Gorzynski’s principal occupation is investing, and directing the investment of, assets, including by serving as the sole Manager of Percy Rockdale and as a manager and Executive Chairman of CGH.

As a result of the foregoing relationships, (i) each of CIG and CGH may be deemed to beneficially own the Shares beneficially owned by CGIC and (ii) Mr. Gorzynski may be deemed to beneficially own the Shares held by each of Percy Rockdale and CGIC.

Information regarding the directors, officers and/or control persons of CGIC and CIG is set forth on Schedule A attached hereto.

(d) – (e) During the last five years, none of the Reporting Persons nor any of the persons listed in Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

7

CUSIP No. 638517102

(f) Percy Rockdale and CGH are each Michigan limited liability companies. CGIC is a Texas domiciled life and health insurance company. CIG is a Delaware corporation. Mr. Gorzynski is a citizen of the United States of America and Poland.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares directly owned by Percy Rockdale were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 6,000 Shares directly owned by Percy Rockdale is approximately $1,537,380, including brokerage commissions.

The Shares directly owned by CGIC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 182,444 Shares directly owned by CGIC is approximately $45,771,639, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons believe that there are numerous operational and strategic opportunities to maximize shareholder value and the Reporting Persons will be seeking to engage in a dialogue with the Issuer's Board of Directors (the "Board") and management regarding these matters.

The Reporting Persons intend to consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the Issuer's operations, management, Board structure (including Board composition), capital or corporate structure, capital allocation policies, and strategy and plans involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, or may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to communicate with the Issuer's management and Board about a broad range of operational and strategic matters and to communicate with other shareholders or third parties, including potential financing sources, regarding the Issuer and the Reporting Persons’ investment in the Issuer, regarding the Issuer and the Reporting Persons’ investment in the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the outcome of any discussions referenced above, and other investment opportunities available to the Reporting Persons, the Reporting Persons may endeavor to purchase additional Shares, sell some or all of their Shares, or engage in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

8

CUSIP No. 638517102

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The aggregate percentage of shares of Common Stock for the Reporting Persons reported herein is based upon 3,436,020 Shares outstanding, which is the total number of Shares outstanding as of March 13, 2023, as reported in the Issuer’s Amendment No. 1 to its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2023.

As of the date hereof, Percy Rockdale beneficially owned 6,000 Shares, constituting less than 1% of the Shares outstanding. By virtue of his relationships with Percy Rockdale, as discussed in further detail in Item 2, Mr. Gorzynski may be deemed to beneficially own the Shares beneficially owned by Percy Rockdale. Percy Rockdale and Mr. Gorzynski have shared voting and dispositive power over the Shares directly held by Percy Rockdale.

As of the date hereof, CGIC may be deemed to beneficially own 182,444 Shares constituting approximately 5.3% of the Shares outstanding. By virtue of its relationship with CGIC discussed in further detail in Item 2, CIG may be deemed the beneficial owner of the Shares beneficially owned by CGIC. By virtue of its relationship with CIG discussed in further detail in Item 2, CGH may be deemed the beneficial owner of the Shares beneficially owned by CGIC. By virtue of his relationship with CGH discussed in further detail in Item 2, Mr. Gorzynski may be deemed the beneficial owner of the Shares beneficially owned by CGIC. CGH, CIG, CGIC and Mr. Gorzynski have shared voting and dispositive power over the Shares directly held by CGIC.

(c)       Except as set forth on Schedule B hereto, the Reporting Persons have not entered into any transactions in the Shares during the past sixty days.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 188,444 Shares, constituting approximately 5.5% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)       No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated as of April 24, 2023, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement.
9

CUSIP No. 638517102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2023

Percy Rockdale LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Director

Continental General Insurance Company

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Executive Chairman

Continental Insurance Group, Ltd.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Chairman & President

Continental General Holdings LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Manager

/s/ Michael Gorzynski
Michael Gorzynski

10

CUSIP No. 638517102

Schedule A

The following table sets forth the name, principal occupation, business address and citizenship of each of the executive officers and directors of Continental General Insurance Company:

Name	Title and Principal Occupation	Business Address	Citizenship
Michael Gorzynski	Chairman of the Board, Professional Investor	595 Madison Ave., 30th Fl. New York, NY 10987	United States of America and Poland
Fabiola Best	Senior Vice President & Chief Operating Officer	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America; Italy and Peru
Rachel Giani	Senior Vice President & General Counsel	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America
Michael Gisser	Director, Consultant	113 Cherry St, Apt. 51076 Seattle, WA 98104	United States of America
Liesl Hickey	Director, Public Affairs & Political Consultant	7600 E. Eastman Denver, CO 80231	United States of America
David Ramsey	Director, President & Chief Executive	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America
Jose Daniel Saenz	Director, Insurance Regulatory Consultant	1524 N. Sugar Rd. Edinburg, TX 78541	United States of America
Thomas Pyle	Senior Vice President, Chief Actuary & Chief Risk Officer	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America
Janet K. Ward	Senior Vice President, Chief Financial Officer & Treasurer	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America

The following table sets forth the name, principal occupation, business address and citizenship of each of the executive officers and directors of Continental Insurance Group Ltd.:

Name	Title and Principal Occupation	Business Address	Citizenship
Michael Gorzynski, Chairman	Chairman of the Board, President, Professional Investor	595 Madison Ave., 30th Fl. New York, NY 10987	United States of America and Poland
Michael Gisser	Director, Consultant	113 Cherry St, Apt. 51076 Seattle, WA 98104	United States of America
Liesl Hickey	Director, Public Affairs & Political Consultant	7600 E. Eastman Denver, CO 80231	United States of America
Elizabeth Lovaas	Secretary, Associate Vice President and Compliance Officer	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America

CUSIP No. 638517102

SCHEDULE B

Transactions in the Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share

CONTINENTAL GENERAL INSURANCE COMPANY

04/17/2023	Common Stock	2,590	231.8417
04/18/2023	Common Stock	5,255	244.6300
04/20/2023	Common Stock	1,005	252.1110
04/20/2023	Common Stock	289	253.0000
04/24/2023	Common Stock	2,919	252.1400